

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2014

Via E-mail
Margo Drucker, Esq.
Vice President and General Counsel
Grubhub Seamless Inc.
111 W. Washington Street, Suite 2100
Chicago, Illinois 60602

> **Re: Grubhub Seamless Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted on December 23, 2013**
> **CIK No. 1594109**

Dear Ms. Drucker:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2.   Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

3.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Facing Sheet

4.   You indicate that the registration statement concerns an offering pursuant to Rule 462(b). Please revise or advise.

Basis of Presentation, page ii

5.   The prospectus summary should immediately follow the inside cover page. Please move the disclaimers and explanations on pages ii through iv to a place after your risk factors section. You may wish to consider incorporating your discussion of the merger transaction as well as a brief discussion of the Seamless spinoff by Aramark into your prospectus summary.

Operating Metrics, page ii

6.   You disclose that certain of your diners could have more than one account, and as a result, the Active Diners metric could count certain diners more than once. Please remove the word "unique" from the description of Active Diners, as it implies that diners may not be counted more than once in a given period.

Industry and Market Data, page iv

7.   Please provide us with the relevant portions of the industry research reports you cite, such as from the 2013 Euromonitor International report. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or your predecessors or for this offering.

8.   Please identify any material assumptions, risks and uncertainties investors should consider in evaluating the third-party information contained in the prospectus.

Summary, page 1

9.   Please also provide the actual Daily Average Grubs and Gross Food Sales data in addition to the pro forma figures.

10.   Please provide quantitative or qualitative support for your belief that Americans spent approximately $67 billion on takeout orders. Disclose any material assumptions that you base the estimate upon.

11.   Please clarify whether the number of restaurants on your platform may include a restaurant more than once because the restaurant is on both the Grubhub Platform and the Seamless Platform. If so, please revise the number of restaurants to ensure that a restaurant is included only once.

12.   Please tell us what consideration you gave to providing investors with information concerning a threshold of order activity or time frame regarding most recent order activity in determining the number of restaurants that are in your network. In the absence of any such thresholds please include appropriate cautionary language regarding the extent to which restaurants may not have contributed significant order volume, or provided order volume recently, with quantification as available.

The Offering, page 7

13.   We note your disclosure that the prospectus assumes the automatic conversion of the convertible Series A Preferred Stock. However, we also note your disclosure on page F-9 that the shares will convert assuming the Company raises at least $30 million. Please revise your disclosures throughout the filing to disclose, if true, that the conversion of the preferred shares will occur if the Company raises at least $30 million.

Risk Factors

"We compete primarily with the traditional offline ordering process. . .," page 19

14.   Briefly explain that the agreement with the New York Attorney General's office required you to waive exclusive arrangements with restaurants in Manhattan until early 2015 and to refrain from entering into any such agreements until that time. Also briefly discuss the potential adverse consequences of this arrangement on your operations. Please cross reference a page of the body of the prospectus where you disclose the material terms of this agreement and discuss how the agreement has or may impact your business.

"Our business is subject to a variety of U.S. laws. . .," page 23

15.   Please clarify how the laws of the European Union would be applicable to your business.

 "Our independent registered public accounting firm. . .," page 30

16.   We note that you are in the process of designing and implementing improved processes and controls to remediate this weakness. Please describe the specific steps you are

taking, including the expected duration of the remediation and any material costs you have or expect to incur in connection with remediating the weakness.

Special Note Regarding Forward-Looking Statements, page 33

17.   You caution investors not to place undue reliance on forward-looking statements. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your registration statement.

Dilution, page 38

18.   Please provide the consideration paid for and number of shares purchased by existing stockholders, as that information does not appear to be excludable in reliance upon Rule 430A.

Unaudited Pro Forma Financial Information, page 40

19.   Please revise to remove the effects of converting the Preferred Stock into shares of common stock. Since the conversion of your preferred stock is contingent upon completion of your IPO, it does not appear that this adjustment meets the criteria of Rule 11-02(b)(6) of Regulation S-X. Specifically, the conversion of your preferred stock does not appear to be directly attributable to the transaction (i.e., acquisition of Grubhub, Inc.).

20.   We note your disclosure for adjustment (D) indicates that a pro forma adjustment for income taxes was not required for the year ended December 31, 2012. Please explain your basis for not adjusting the 2012 tax amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

21.   Please balance your disclosure in this section by discussing the key challenges you are facing, such as your ability to realize the benefits of the recent merger, slower rate of growth as you penetrate existing markets, and competition from new market participants, among others. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.A of SEC Release No. 33-8350.

22.   Please discuss the impact the merger has had on your commission rates. In particular, please discuss whether one platform offered lower commission rates prior to the merger, and how you expect any differences in commission rates may impact your results of operations going forward.

23.   You state that certain restaurants pay higher rates to receive better exposure, which has resulted in higher overall commission rates for you. Please provide quantitative data

regarding the frequency and amounts that restaurants pay higher rates for better exposure, as well as the impact on your operations.

Key Business Metrics

Gross Food Sales, page 51

24.   Please revise here, and throughout your filing, to clarify that you only receive a percentage of gross food sales.

Liquidity and Capital Resources, page 59

25.   We note from your disclosure that you believe that the proceeds from this offering together with your existing cash balances will be sufficient to meet your cash requirements for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Critical Accounting Policies and Estimates, page 63

26.   We note that goodwill is significant to your total assets as of December 31, 2012 and September 30, 2013. Therefore, please include a discussion regarding your evaluation of goodwill for impairment as a critical accounting policy and estimate. Please ensure your disclosure includes a description of the methods and key assumptions used to determine the fair value of your reporting unit(s). Also, please clarify whether you have determined that the estimated fair value substantially exceeds the carrying value of your reporting unit(s) and if so please revise to disclose this determination. To the extent that your reporting unit(s) has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

- the percentage by which the fair value of the reporting unit(s) exceeded the carrying value as of the date of most recent test;

- the degree of uncertainty associated with the key assumptions used in determining the fair value of your reporting unit; and

- the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

See Item 303(a)(3)(ii) of Regulation S-K, and for guidance, refer to Section V of SEC Release No. 33-8350.

Stock-Based Compensation, page 64

27.   Your disclosure under the table on page 67 refers to the "individual valuation discussions below" however we are unable to locate such disclosure. Please advise. Please revise to disclose the following information related to issuances of equity instruments:

- Quantify the significant assumptions used in determining the fair value of the underlying stock. For example, please revise to disclose the assumptions used to determine your enterprise value and those used in the OPM and PWERM models including, but not limited to, growth rates, discount rates, market multiples, lack of marketability discounts and probabilities;

- Discuss the significant factors contributing to the difference in the fair value determined between each grant date. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

28.   We note your discussion on page 66 regarding the guideline companies used in the market approach. Please confirm that the same set of comparable companies is used in all of your various valuation estimates and update your disclosure accordingly. For example, we note your disclosure on page 64 that your expected volatility for stock-based awards is derived from the historical volatility of publicly traded comparable companies. Also, describe any changes to the set of comparable companies used in your valuations and explain the reasons for such changes.

29.   Please revise your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

30.   Based on the table on page 67, it appears that a total of 6,994,444 options were granted in January and August 2013. However, we note that the table on page F-24 indicates that 7,339,564 options were granted in the nine months ended September 30, 2013. Please revise the table on page 67 to reflect all options granted in the period ended September 30, 2013. This table should also be revised to include any options or other equity instruments granted subsequent to the balance sheet date through the date of the registration statement.

31.   Please revise your disclosures in the table on page 67 to differentiate the replacement options issued in connection with the Grubhub Inc. acquisition from those issued in the ordinary course of business. Please also revise to disclose the intrinsic value at each grant.

32.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your stock.

33.   Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

34.   For any options granted or other share-based issuances or modifications subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

Executive Compensation

2013 Summary Compensation Table, page 87

35.   In your response letter please provide an analysis supporting your apparent conclusion that the compensation of the chief executive officer that served prior to the merger on August 8, 2013, is not required to be disclosed. Also, provide us information regarding any former Seamless executives who would have been among the two most highly compensated employees for the year, but for the fact they no longer served as executive offers at the end of the year. If so, please provide an analysis supporting any conclusion that inclusion of the compensation of those executives in the table is not required.

36.   Please briefly explain the achievements or other factors that impacted the amounts of the options awarded to executives. See Item 402(b) of Regulation S-K.

NEO Employment Agreements, page 88

37.   While you have noted that the employment agreements with your named executive officers are filed as exhibits to the registration statement, they have not been filed, and they have not been listed in your exhibit index. Please file the employment agreements with each of your named executive officers as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. In addition, you have qualified your summaries of the employment agreements by referring investors to the agreements filed as exhibits with the registration statement. Please revise your disclosure to eliminate the phrase "in its entirety."

2013 Omnibus Incentive Plan, page 92

38.   While you have noted that the 2013 Omnibus Incentive Plan is filed as an exhibit to the registration statement, it has not been filed, and it has not been listed in your exhibit index. Please file the plan as an exhibit to your registration statement. Consistent with a preceding comment, please revise your disclosure to eliminate the phrase "in its entirety."

Principal and Selling Stockholders, page 97

39.   Please clarify whether "WP IX LLC" is Warburg Pincus IX LLC.

40.   Footnotes 9, 10 and 13 contain disclaimers of beneficial ownership. For the purposes of Rule 13d-3(a) of the Exchange Act, beneficial ownership is not determined based on pecuniary interest. Please revise each footnote to the table accordingly or tell us why such a disclaimer is appropriate.

Description of Capital Stock

Common Stock, page 100

41.   We note your statement that all outstanding shares of common stock are, and all shares of common stock to be issued pursuant to this offering will be, fully paid and non-assessable. Because this is a legal conclusion, please either attribute the statement to legal counsel or remove it.

Where You Can Find Additional Information, page 117

42.   Please remove the phrase "in all respects," as your descriptions of these exhibits within your prospectus should satisfy applicable disclosure requirements.

Consolidated Financial Statements of Grubhub Seamless Inc.

Consolidated Statements of Operations, page F-4

43.   We note that you do not present a "cost of revenue" line item on your statement of operations. Please quantify the charges for telephone calls and facsimiles to restaurants and any other costs deemed to be cost of revenue for the periods presented.

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet and Net Income per Share Attributable to Common Stockholders, page F-9

44.   We note your reference to the "unaudited pro forma balance sheet" however we are unable to locate such pro forma balance sheet. Please advise.

Revenue Recognition, page F-14

45.   We note that you recognize revenue primarily when diners place an order on your platform. If there are any issues with an order after it is placed, such as a customer canceling the order, issues with processing the order or delivery issues with the restaurant, among others, please tell us if you would be required to provide the diners and/or restaurants with a partial or full refund. If so, tell us how you account for refund rights and disclose this information to the extent it is material.

46.   We note your disclosure on page 74 regarding the OrderHub and Boost tablet. Please tell us whether you recognize revenue from the sale of these tablets and if so tell us how much revenue has been recognized in the periods presented. Tell us how revenue is recognized for the sale of the tablets and tell us whether the tablets are included in multiple element arrangements and how you considered ASC 605-25. As part of your response, please tell us how you considered separately disclosing product revenue in the statements of operations in accordance with Rule 5-03(b)(1) of Regulation S-X.

Segments, page F-15

47.   Given your disclosure of foreign source income on page F-25 it would appear that you derive revenue from foreign countries. Please tell us how you considered ASC 280-10-50-41 which requires disclosure of revenue attributed to foreign countries.

3. Acquisitions

GrubHub, Inc., page F-17

48.   We note your disclosure on page F-17 regarding the fair value of the equity issued to GrubHub, Inc. Please quantify the number of shares issued to GrubHub, Inc. and the respective fair value per share. Also, please describe for us, in greater detail, how you determined the fair value of these shares.

9. Income Taxes, page F-25

49.   We note that you have foreign source income. Please tell us in which foreign countries you have subsidiaries and tell us:

- if you have undistributed earnings that are indefinitely reinvested;

- the amount of the undistributed earnings of foreign subsidiaries that are considered to be "reinvested" as of December 31, 2012;

- what consideration you gave to providing this quantitative disclosure in your filing; and

- how you considered disclosing the amount of the unrecognized deferred tax liability or include a statement that such determination is not practicable. We refer you to FASB ASC 740-30-50-2.

50.   We note your disclosure regarding open federal and state tax examinations on page F-27. Please revise to disclose the tax years that remain subject to examination by foreign tax jurisdictions. See ASC 740-10-50-15(e).

13. Subsequent Event, page F-29

51.   Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50.

Item 15. Recent Sales of Unregistered Securities, page II-2

52.   Please add disclosure regarding the equity and replacement awards issued in connection with the merger.

Item 16. Exhibits and Financial Statement Schedules, page II-6

53.   Please file all exhibits as soon as possible. We will review these documents and may have additional comments. In particular, please tell us what consideration you have given to filing the reorganization and contribution agreement, stockholders' agreement, the indemnity agreement with Aramark Holdings and your agreement with the New York Attorney General.

         If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

         Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Your amended document should include a copy marked to show changes from the prior filing. Please ensure that the marked copy is submitted electronically and conforms to the requirements of Rule 310 of Regulation S-T. Submissions of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579 or me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Joshua N. Korff, Esq.
        Kirkland & Ellis LLP